Exhibit (a)(1)(c)

November 18, 2002

Dear Employee:

Attached you will find the details of a stock option exchange program. This exchange program is being offered in response to the recent volatility of the stock market.

Please take the time to carefully read the documents and instructions enclosed with this letter. To participate in the program, you will need to return a completed Letter of Transmittal Form to us by no later than 5:00 p.m., Pacific Time, on Wednesday, December 18, 2002 to the address or facsimile number set forth in the Letter of Transmittal.

We recognize that in connection with this stock option exchange program, we are asking you to review a significant number of documents, at least one of which is rather lengthy. We apologize for the “formal” nature of all the paper. We must, however, provide you with the enclosed information to satisfy our legal obligations and the disclosure requirements of the Securities and Exchange Commission. We encourage you, for your benefit as well as for our own, to carefully review and consider all of the materials provided.

If you have any questions about the program, please contact any of the persons listed at the end of the attached Frequently Asked Questions.

Sincerely,

Charles M. Boesenberg
President and Chief Executive Officer

Enclosures

FREQUENTLY ASKED QUESTIONS REGARDING
OUR STOCK OPTION EXCHANGE PROGRAM

TO PARTICIPATE, YOUR RESPONSE IS NEEDED BY
5:00 P.M., PACIFIC TIME,
ON WEDNESDAY, DECEMBER 18, 2002.

To participate in the program, you must complete, sign and date the Letter of Transmittal and return it to NetIQ Corporation, 3553 North First Street, San Jose, CA 95134, Attention: Stock Services, (facsimile: (408) 856-1804) before 5:00 p.m., Pacific Time, on Wednesday, December 18, 2002. If you have any questions, please contact one of the persons listed at the end of this document.

The following are answers to some of the questions that you may have about the Offer. We urge you to read carefully the Offer to Exchange and the accompanying Letter of Transmittal because the information in this summary is not complete and additional important information is contained in these documents. We have included page references to the Offer to Exchange where you can find a more complete description of the topics in this summary.

What Securities Are We Offering to Exchange?

We are offering to exchange all outstanding stock options granted to our current employees (other than our Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Chief Technology Officer, as of the date hereof under the NetIQ Corporation 1995 Stock Plan, as Amended and Restated September 16, 2001, the NetIQ Corporation 2002 Stock Plan, the Mission Critical Software, Inc. 1997 Stock Plan (as amended May 21, 1999), the WebTrends Corporation 1997 Stock Incentive Compensation Plan and the NetIQ Corporation Amended and Restated 1998 Stock Incentive Compensation Plan for new options to be granted under those Option Plans as follows:

•	each outstanding option with an exercise price less than or equal to $24.00 per share may be exchanged for a new option to purchase the same number of shares as the option being exchanged;

•
each outstanding option with an exercise price greater than $24.00 per share but less than $30.00 per share may be exchanged for a new option to purchase two shares of common stock for every three shares subject to the option being exchanged; and

•
each outstanding option with an exercise price greater than or equal to $30.00 per share may be exchanged for a new option to purchase one share of common stock for every two shares subject to the option being exchanged.

In addition, any employee that decides to exchange any option hereunder will be required to also exchange all options granted to such employee on or after May 18, 2002.

Options to purchase fractional shares will not be granted. In the event the exchange rates described above would result in the granting of options to purchase fractional shares, the number of shares subject to such options will be rounded down to the nearest whole number.

If you are governed by the laws of a jurisdiction other than the United States, you may not be eligible to participate in the exchange program if the laws of such jurisdiction preclude such participation.

Who is Eligible?

The offer is open to all employees other than our Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Chief Technology Officer. In order to participate you must be an employee on the date of the commencement of this offer and remain an employee until the date we grant the new options.

Why Are We Making the Offer?

Many of our employees’ outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our common stock. We are making the Offer in order to provide these option holders with the benefit of owning options that over time may have a greater potential to increase in value in an effort to enhance our ability to retain and incentivize our personnel. We believe that this will create better performance incentives for these option holders and thereby more strongly align the interests of our current employees with those of our stockholders in maximizing stockholder value.

If I Choose to Tender My Options for Exchange, Do I Have to Tender All My Options?

If you choose to tender an option, you must tender the full number of unexercised shares subject to the option. For example, if you hold one option to purchase 5,000 shares of our common stock at an exercise price of $25.00 per share and another option to purchase 2,000 shares of common stock at an exercise price of $30.00 per share, then you may tender none, one or both of these options, but you may not tender an option for less than the full unexercised number of shares of common stock subject to the original option. In other words, in this example, you could not tender 1,000 shares worth of your $30.00 per share option.

However, if you were granted options on or after May 18, 2002 and you wish to tender any options, you will have to tender all options received on or after that date in order to participate. In other words, if you were granted an option to purchase 3,000 shares of our common stock at an exercise price of $25.00 per share before May 18, 2002 and an option to purchase 2,000 shares of our common stock at any exercise price on or after that date, then you may tender none or both options but you may not tender only the options granted on or before May 18, 2002.

Can I Tender Options That I Have Already Exercised?

The Offer pertains only to options and does not apply in any way to shares purchased upon the exercise of options. If you have exercised an option in its entirety, then that option is no longer outstanding and is therefore not subject to the Offer. If you have exercised an option in part, then the remaining outstanding (i.e., unexercised) portion of that option is subject to the Offer and may be tendered for exchange.

Can I Tender Unvested Options?

Yes, you may tender any of your options, whether or not they are vested.

What Plan Will My New Options Be Granted Under?

With the exception of UK employees tendering options or as otherwise determined by the Board of Directors, each new option will be granted under the Option Plan under which the old option was granted and will be subject to the terms and conditions of such Option Plan and a new option grant agreement that we will send to you and that you will need to sign and return to us.

Employees in the UK should consult the section captioned “Important Legal and Tax Information for Non-U.S. Employees” in the Offer to Exchange for information relating to the plan under which their new options will be granted.

When Will I Receive My New Options?

We will grant the new options on the first day that is six months and one day following the date when we cancel the options accepted for exchange, provided that if such day is not a business day, we will grant the new options on the next business day. For example, if we cancel tendered options on December 19, 2002, which is the first business day following the scheduled expiration date of the Offer, then the grant date of the new options will be June 20, 2003.

Why Don’t We Simply Reprice the Current Options?

“Repricing” existing options, which means that the exercise price of the options would immediately be reduced, would result in variable accounting for such options, which would require us for financial reporting purposes to record and adjust compensation expense each quarter for every increase or decrease in the price of our common stock relating to outstanding repriced options until the repriced options are exercised, canceled or expire. This could have negative consequences on our earnings.

Why Won’t I Receive My New Options Immediately After the Expiration of the Offer?

If we were to grant the new options on any date that is any earlier than six months and one day following the date when we cancel the options accepted for exchange, this would be considered a “repricing” of existing options and result in variable accounting for such options. Variable accounting would require us for financial reporting purposes to record and adjust compensation expense each quarter for every increase or decrease in the price of our common stock relating to outstanding repriced options until the repriced options are exercised, canceled or expire. This could have negative consequences on our earnings.

Why Do I Have to Tender All Options Granted to Me on or After May 18, 2002?

If we were to grant the new options to you even though you still own options that were granted to you within six months before the commencement date of this offer, under certain circumstances this would be considered a “repricing” of existing options and result in variable accounting for such options. Variable accounting would require us for financial reporting purposes to record and adjust compensation expense each quarter for every increase or decrease in the price of our common stock relating to outstanding repriced options until the repriced options are exercised, canceled or expire. This could have negative consequences on our earnings.

If I Tender My Options in the Offer, Will I Be Eligible to Receive Other Option Grants Before I Receive My New Options?

THE COMPANY MAY GRANT ADDITIONAL OPTIONS TO ITS EMPLOYEES DURING THE SIX MONTHS AND ONE DAY FROM THE DATE WHEN WE CANCEL TENDERED OPTIONS TO THE DATE WHEN WE GRANT THE NEW OPTIONS. HOWEVER, IF WE ACCEPT THE OPTIONS THAT YOU TENDER IN THE OFFER, THEN YOU WILL NOT BE GRANTED ANY ADDITIONAL OPTIONS DURING THAT PERIOD. This is necessary to avoid incurring any compensation expense because of accounting rules that could apply to these interim option grants as a result of the Offer.

Will I Receive Any New Options if I Tender My Old Options but Am Terminated Before the Expiration of the Offer?

If you tender your options and, for any reason, you terminate your employment with us or our subsidiaries before the expiration of the Offer, then you may withdraw your tendered options before such expiration. In accordance with the terms and conditions of those options, you will be able to exercise them for a specified period of time after your termination. If you do not withdraw your tender on a timely basis, or if you withdraw your tender but do not exercise your options within that time, then you will forfeit those options.

What Will Happen if I Tender My Old Options and I Am Terminated After the Expiration of the Offer but Before the New Options Are Granted?

If you tender your options, then to receive a grant of new options in the Offer you must remain an employee of NetIQ or one of our subsidiaries from the date when you tender your options through the date when we grant the new options. As discussed above, we will not grant the new options until the first business day that is at least six months and one day following the date when we cancel the options accepted for exchange, currently scheduled to occur on or about December 19, 2002. IF, FOR ANY REASON, YOU ARE NOT AN EMPLOYEE OF NETIQ OR ONE OF OUR SUBSIDIARIES FROM THE DATE WHEN YOU TENDER YOUR OPTIONS THROUGH THE DATE WHEN WE GRANT THE NEW OPTIONS, THEN YOU WILL NOT RECEIVE ANY NEW OPTIONS OR ANY OTHER CONSIDERATION IN EXCHANGE FOR YOUR TENDERED OPTIONS. This means that if you die, become disabled, terminate with or without a good reason or we terminate your employment with or without cause before the date when we grant the new options, then you will not receive anything for the options that you tendered and we canceled.

PARTICIPATION IN THE OFFER DOES NOT CONFER UPON YOU THE RIGHT TO REMAIN IN THE EMPLOYMENT OR OTHER SERVICE OF NETIQ OR ANY OF OUR SUBSIDIARIES.

What Will Happen if I Tender My Old Options, Receive New Options and I Am Terminated within Six Months Following the New Grant Date?

Except as described below, the new options you received will have the same vesting schedule as your old options.

This means that, subject to the next sentence, the new options will be vested on the date of grant to the same extent that:

•	the options validly tendered for exchange and accepted were already vested in accordance with their original terms, and

•	such options would have vested in accordance with their original terms during the period between their tender and the date when the new options are granted.

HOWEVER, YOU WILL NOT BE ENTITLED TO EXERCISE ANY NEW OPTIONS UNTIL SIX MONTHS AFTER THE GRANT DATE OF THE NEW OPTIONS, AND IF YOUR EMPLOYMENT WITH NETIQ OR ITS SUBSIDIARIES IS TERMINATED FOR ANY REASON (OTHER THAN AS PART OF AN ANNOUNCED REDUCTION IN FORCE BY THE COMPANY AND IN SOME CASES IN CONNECTION WITH A CHANGE OF CONTROL) WITHIN SIX MONTHS OF THE GRANT DATE OF THE NEW OPTIONS YOU WILL FORFEIT ALL NEW OPTIONS GRANTED IN THE EXCHANGE. If you are terminated in connection with an announced reduction in force within six months after the new options are granted you will be entitled to exercise the new options to the extent vested at the date of your termination of employment in accordance with the terms of your option agreement. If you are terminated in connection with a change of control within six months of the new grant date and your options were granted under either the 1995 Plan or the 2002 Plan, your options will become fully vested and exercisable.

What Will Be the Exercise Price of the New Options?

For all employees who tender options, other than employees working in Italy, the exercise price of the new options will be based on the higher of the fair market value of NetIQ common stock at the time of cancellation of the tendered option or the fair market value of NetIQ common stock on the date the new option is granted. In accordance with the terms of the Option Plans, the fair market value of NetIQ common stock will be determined as equal to the highest of:

(i)	the closing sale price per share on the trading day immediately before the date the price is set;

(ii)	the average of the high and low per share sale price on the date the price is set; or

(iii)	the closing sale price per share on the date the price is set for NetIQ stock as reported by the Nasdaq National Market. BECAUSE WE WILL NOT GRANT NEW OPTIONS TO A TENDERING OPTION HOLDER UNTIL THE FIRST BUSINESS DAY THAT IS AT LEAST SIX MONTHS AND ONE DAY FOLLOWING THE DATE WHEN WE CANCEL THE OPTIONS ACCEPTED FOR EXCHANGE IT IS POSSIBLE THAT THE NEW OPTIONS MAY HAVE A HIGHER EXERCISE PRICE THAN SOME OR ALL OF YOUR CURRENT OPTIONS.

Employees working in Italy should see the information contained under the caption “Important Legal and Tax Information for Non-U.S. Employees” in the Offer to Exchange for pricing information related to the new options.

When Will the New Options Vest and When May I Exercise Them?

Except as described below, the new options will have the same vesting schedules as the old options. This means that, subject to the next sentence, the new options will be vested on the date of the grant to the same extent that:

•	the options validly tendered for exchange and accepted were already vested in accordance with their original terms, and

•	such options would have vested in accordance with their original terms during the period between their tender and the date when the new options are granted.

HOWEVER, YOU WILL NOT BE ENTITLED TO EXERCISE ANY NEW OPTIONS UNTIL SIX MONTHS AFTER THE GRANT DATE OF THE NEW OPTIONS, AND IF YOUR EMPLOYMENT WITH NETIQ OR ITS SUBSIDIARIES IS TERMINATED FOR ANY REASON (OTHER THAN AS PART OF AN ANNOUNCED REDUCTION IN FORCE BY THE COMPANY AND IN SOME CASES IN CONNECTION WITH A CHANGE OF CONTROL) WITHIN SIX MONTHS OF THE

GRANT DATE OF THE NEW OPTIONS YOU WILL FORFEIT ALL NEW OPTIONS GRANTED IN THE EXCHANGE. If you are terminated in connection with an announced reduction in force within six months after the new options are granted you will be entitled to exercise the new options to the extent vested at the date of your termination of employment in accordance with the terms of your option agreements. If you are terminated in connection with a change in control within six months of the new grant date and were granted options under either the 1995 Plan or the 2002 Plan, those options will become fully vested and exercisable.

For example:

•
If you tender an option for 2,000 shares at an exercise price of less than $24.00 per share and the entire option has already vested, then your new option will be for 2,000 vested shares, subject to a 6 month restriction on exercisability and a risk of forfeiture as discussed in the preceding paragraph.

•
If you tender an option with a date of grant of July 16, 2001 for 2,000 shares at an exercise price of less than $24.00 per share, of which 625 shares are already vested, another 125 shares will vest on January 6, 2003 and another 125 shares will vest on April 6, 2003, then your new option will be for 2,000 shares, with 875 vested shares and 1,125 unvested shares. The unvested portion of your new option will vest on the same schedule your tendered options would have vested. Your vested shares will be subject to a 6 month restriction on exercisability and a risk of forfeiture as discussed in the preceding paragraph.

If you tender options with exercise prices higher than $24.00 per share, your new options will vest at the same rate as the old options, with proportionate reductions in the number of shares as discussed under “What Securities Are We Offering to Exchange?”

What Is the Term of the New Options?

The new options will have a term of five years commencing on the original grant date of the tendered options. THIS MEANS YOUR REPLACEMENT OPTION WILL HAVE A SHORTER TERM THAN YOUR TENDERED OPTION.

If I Tender Options That Are Incentive Stock Options, Will My New Options be Incentive Stock Options?

No. For U.S. employees, all of the new options will be granted as U.S. non-qualified options. This may have important tax implications for you which are set forth generally in the Offer to Exchange under “Terms of the Options”, and we recommend that you consult with your own tax advisor before deciding whether to tender your options.

Will I Have to Pay Taxes if I Exchange My Options in the Offer?

If you exchange your current options for new options, then we believe you will not be required under current U.S. tax law to recognize income for federal income tax purposes at the time of the exchange. Further, at the date of grant of the new options, we believe you will not be required under current U.S. tax law to recognize income for federal income tax purposes. State and local tax consequences may be different. OPTION HOLDERS SUBJECT TO THE TAX LAWS OF OTHER COUNTRIES AND JURISDICTIONS MAY BE SUBJECT TO DIFFERENT TAX CONSEQUENCES IF THEY EXCHANGE THEIR OPTIONS IN THE OFFER. Non-U.S. employees should see the information contained under the caption “Important Legal and Tax Information for Non-U.S. Employees” in the Offer to Exchange for information regarding the tax consequences of tendering options in their country. We recommend that you consult with your own tax advisor to determine the tax consequences of tendering options in the Offer.

Are There Any Conditions to the Offer?

The Offer is not conditioned upon any minimum threshold number of options being tendered by eligible option holders. However, the Offer is subject to a number of other conditions with regard to events that could occur before the expiration of the Offer. These events include a change in accounting pronouncements, a lawsuit challenging the Offer, a third-party tender offer for our common stock or an acquisition proposal for NetIQ, or changes in the laws or interpretations of laws in foreign jurisdictions which may make the exchange unlawful in some jurisdictions. These and various other conditions are more fully described in Section 6 and in Section 14 of the Offer to Exchange.

What Happens if a Change in Control of NetIQ Occurs During the Period After I Have Tendered My Options but Before New Options Have Been Granted?

While we are not currently negotiating any transactions which could reasonably be expected to lead to an acquisition of NetIQ, our Board of Directors has a duty to consider alternatives for maximizing stockholder value. We cannot ignore the possibility that a transaction could be proposed that our stockholders or our Board of Directors believes is in the best interests of NetIQ and our stockholders. We reserve the right to terminate the Offer prior to its expiration upon the occurrence of certain events, including if a tender or exchange offer with respect to some or all of our common stock or an acquisition of NetIQ is proposed, announced or made by another person or entity or is publicly disclosed.

If NetIQ or all or substantially all of its business or assets are acquired during the period between the date of our acceptance of the tendered options and the date when the new options are to be granted, then the acquiror will be obligated to honor our contractual obligation to grant the new options. However, depending on the terms of such an acquisition, the options granted could be for an equivalent number of shares of the acquiring company (as adjusted for any exchange ratio between NetIQ’s and the acquiring company’s stock) and the exercise price could accordingly be determined based on the fair market value of such stock. In addition, the laws of foreign jurisdictions may restrict the terms or nature of the grant of the options issued by the acquiring company.

What Happens if I Choose Not to Tender My Options or if I Tender My Options but They Are Not Accepted for Exchange?

If you choose not to tender your options or if your options are not accepted for exchange, then your options will remain outstanding and they will retain their current exercise price and other terms and conditions. We reserve the right to reject any or all tenders of options that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, subject to the conditions of the Offer, we will accept all properly and timely tendered options that are not validly withdrawn.

How Long Do I Have to Decide Whether to Tender Options in the Offer? Can the Offer Be Extended, and if So, How Will I Be Notified if it is Extended?

You have until at least 5:00 P.M., Pacific Time, on December 18, 2002 to tender your options in the Offer. We may, in our sole discretion, extend the Offer at any time, but we cannot assure you that the Offer will be extended or, if extended, for how long. If we extend the Offer, we will make a company-wide announcement (including our subsidiaries) of the extension no later than 9:00 A.M. Eastern Time on the next business day following the previously scheduled expiration date. If we extend the Offer, we may delay the acceptance of any options that have been tendered.

How Do I Tender My Options?

If you decide to tender your options, we must RECEIVE, before the Offer expires, at 5:00 P.M. Pacific Time on December 18, 2002 or any date to which the Offer is extended a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal by mail or facsimile at NetIQ Corporation, Attention: Stock Services, 3553 North First Street, San Jose, CA 95134 (facsimile: (408) 856-1804). If your documents are postmarked before that date, but we don’t receive them until after that date, your options will not be accepted. If you elect to deliver your documents by mail, the Company recommends that you use registered mail with return receipt requested. If you elect to deliver them by facsimile, the Company recommends that you receive confirmation of receipt prior to the expiration of the offer. The currently scheduled expiration date of the Offer is December 18, 2002.

During What Period of Time May I Withdraw Previously Tendered Options?

You may withdraw your tendered options at any time before the Offer expires. To withdraw tendered options, you must deliver to us at the address or facsimile number listed above a Notice of Withdrawal of Tender with the required information while you still have the right to withdraw the tendered options. Once you have withdrawn options, you may re-tender options only by again following the proper delivery procedures.

How Can I Receive a Summary of My Option Grants?

Your personal summary of option grants will be included with the letter from our President and Chief Executive Officer, Charles Boesenberg, addressing some of the principal questions that you may have regarding the Offer. The summary will be entitled “Personnel Option Status.”

What Is the Board of Directors’ Opinion on the Offer?

Although our Board of Directors has approved the Offer, neither NetIQ nor our Board of Directors makes any recommendation as to whether or not you should tender your options for exchange. You must make your own decision whether or not to tender your options for exchange. For questions regarding tax implications or other investment-related questions, you should talk to your own legal, investment and/or tax advisors.

Why Am I Receiving So Many Documents in Connection With This Offer? Do I Have to Review Everything?

We are required to provide you with these documents to satisfy our legal obligations and the disclosure requirements of the Securities and Exchange Commission. While the documents may be lengthy, for your benefit as well as for our own, we recommend that you read the Offer to Exchange and the related Letter of Transmittal carefully before deciding whether or not to exchange your options.

WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE OFFER?

For additional information or assistance, you should contact:

NetIQ Corporation

Email: OptionExchange@netiq.com or contact:

Stock Services, San Jose, CA:
Debra Randall	Oria De La Cerda
Telephone: 408-856-3116	Telephone: 408-856-3110
Email: debra.randall@netiq.com	Email: oria.delacerda@netiq.com

Vivian Navarro	Liz Maciel
Telephone: 408-856-3194	Telephone: 408-856-3155
Email: vivian.navarro@netiq.com	Email: liz.maciel@netiq.com